Scottish Re Group

Moderator: Paul Goldean

February 21, 2007

8:30 a.m. ET

OPERATOR:  Good morning and welcome to Scottish Re Group limited fourth quarter and full year 2006 earnings conference call.  As a reminder, this call is being recorded.  Today’s call will be listen only.  I will now turn the call over to Mr. Paul Goldean, Chief Executive Officer of Scottish Re Group limited, and Mr. Dean Miller, the company’s financial officer.  Mr. Goldean, you may begin.

PAUL GOLDEAN, CHIEF EXECUTIVE OFFICER, SCOTTISH RE GROUP:  Thank you, Operator.  Good morning, everyone.  Thank you for taking the time to join us this morning, as we present our results for the fourth quarter, and for the full year, ended December 31, 2006.

Before we begin today’s presentation, let me remind all listeners that certain statements included in today’s presentation are forward-looking statements, within the meaning of the federal securities laws.  And management cautions that forward-looking statements are not guarantees.  Actual results could differ materially from those expressed or implied in the forward-looking statements.  And we expressly incorporate the risk factors contained in the company’s SEC filings.

There will be a recording of this call available after 10:30 a.m.  today, running through March 6, 2007.  Instructions on how to access the replay are included in your conference call invitation with today’s earnings release.  Also, a replay of the call can be accessed on our Web site, at www.scottishre.com.

Due to the sensitive nature of the proxy solicitation process, today’s call will be listen-only.  We look forward to returning to our normal question-and-answer type format next quarter, once this process is completed.

We would like to focus today’s prepared remarks, on the following areas, which we believe will be of the greatest interest to our shareholders, and to other stakeholders.  First, we will provide a summary of our financial results for the fourth quarter ended December 31, 2006.  Second we will provide an update as to key business issues such as the financing of our existing new business production, client activity, and other items.  And finally, we will explain to you the recent amendment to the MassMutual, Cerberus transaction, provide you with an update as to the status of the transaction and explain the related impact on the shareholder vote.

Before we get into some of these operational matters, and the status of the MassMutual, Cerberus transaction, let me turn the call over to Dean Miller, our Chief Financial Officer, who will walk you through the financial results for the fourth quarter.  Dean.

DEAN MILLER, CHIEF FINANCIAL OFFICER:  Thank you, Paul.  Last night, Scottish Re reported a net loss available to ordinary shareholders for the three months ended December 31, 2006, of 233.8 million, or a loss of $3.86 per diluted ordinary share.  As compared to net income available to ordinary shareholders, of 58.5 million or $1.18 per diluted ordinary share for the prior year period.

The net loss available to ordinary share holders for the year ended December 31, 2006, was $376.7 million or a loss of $6.70 per diluted ordinary share, as compared to net income available to ordinary shareholders of 125.4 million or $2.64 per diluted ordinary share for the prior year.

Net operating earnings or loss is a non GAAP financial measure, which is net income or loss, adjusted for the after tax impact of realized gains or losses, in the change and value of imbedded derivatives.  The net operating loss available to ordinary shareholders for the three months ended December 31, 2006 was $228.4 million or a loss of $3.77 per diluted ordinary share, as compared to net operating earnings of 50.8 million, or $1.03 per diluted ordinary share for the prior year period.

The net operating loss available to ordinary shareholders for the year ended December 31, 2006 was 368.3 million or a loss of $6.56 per diluted ordinary share.  As compared to net operating earnings of $130.1 million or $2.74 per diluted ordinary share for the prior year.

I would now like to take a moment to review the most significant factors impacting the fourth quarter results.  All amounts in my following discussion on a pre tax basis.  Premiums earned in the fourth quarter ended December 31, 2006, decreased approximately 12 percent to 494.5 million, compared to 563.3 million in the same period of 2005.  The decrease is primarily a result of first year premium levels, decreasing due to the termination of new business on certain treaties, an overall reduction in new business volume due to the rating downgrades in 2006 and a decrease in renewal premiums.

2006 premiums were also effected by higher retrocession premiums, which reduced our earned premiums.  North American traditional new business for the fourth quarter was $10 billion, compared to just over $24 billion in the fourth quarter of 2005.  For the full year of 2006, new business volume was 56 billion, compared to 131 billion in 2005.  Investment income in the fourth quarter ended December 31, 2006, increased approximately 78 percent to 177.2 million, compared to 99.7 million in the same period in 2005.

The increase in investment income is primarily due to higher total investments from the new securitization structures including Ballantine Re (ph), Orcni Two (ph) and HSBC Two (ph) combined with higher interest rates.  The company’s investment portfolio maintained an average quality rating of double A minus, and increased its average book yield from 5.1 percent in the fourth quarter of 2005 to 5.6 percent in the fourth quarter of 2006.

Claims and other policy benefits increased by 13-and-a-half percent to 467.2 million in the fourth quarter ended December 31, 2006 from 411.6 million in the same period in 2005.  Specifically, North America experienced approximately $11 million of adverse mortality including experienced refunds.  And 14 million of unfavorable lapse experience.  The international segment had approximately $3 million of higher claims, than expected on its U.S. lives business, resulting from a claims processing catch up, following the improvement in data and conversion of the administrative of this block of business to our U.S. operations.

With respect to the North America adverse mortality, our adverse experience was across all lines of business and treaties and resulted from a combination of higher claim volume, higher average claim size, and lower retrocession recoveries, as fewer claims exceeded our retention limits.  It is important to keep the adverse mortality experienced in the quarter perspective.  We are in the business of accepting mortality risk, and we can expect to experience a certain degree of volatility on a quarterly basis.

The results for the quarter have no impact on our long term view of mortality for our business.  For the full year ended December 2006, our actual net mortality was approximately 103 percent of expected on over 1.1 billion in claims.  Our pricing and actuarial projection models include various lapse assumptions by treaty and by product type which are based on historical experience and industry expectations.  It is typical in the life insurance industry that individual policies have varying profit margins based on factors such as preferred class and other demographic characteristics.

While our actual lapse experience during the fourth quarter was only slightly lower in the aggregate than expected, we noted that the lapse distribution pattern was such that certain policies had higher than average lapses, while others had lower than average lapses.  However, the policies with the high lapses had the higher margins, and the policies with the lower lapses had the lower margins, thereby reducing our earnings against expectations by approximately 14 million for the quarter.  Given the very short time period in which this last experiences occurred we have limited credible experience to support a change to our existing assumptions, but we will continue to monitor the development of this issue going forward.

Acquisition costs, an other insurance expenses, increased approximately 10 percent to 130.5 million in the fourth quarter ended December 31, 2006 from 118.4 million in the same period in 2005.  This increase was primarily due to the write off of approximately 12 million of unrecoverable deferred acquisition costs or DAC in our international segment and the reversal of a market, development expense allowance recovery of approximately 15 million in our North American segment.

The international segment DAC is principally related to our U.K.  protection business, written in late 2005, and 2006.  Given the relatively small amount of in force in the international segment, the assessment of the recoverability of DAC is much more depended upon projections of new business margins, than in our North American business.

Based on the impact of the rating downgrades, and other market developments within the U.K., we revised our estimate of the future margins on this business, and determined that a substantial portion was unrecoverable.

Well not included in acquisition cost, a similar analysis was conducted with respect to the international segment as a whole, which resulted in the write off of approximately $34 million of goodwill related to the original acquisition of worldwide at the end of 2001.

The reversal of the marketing expense allowance recovery noted above, was a result of the client collecting certain previously provided information that was used in the calculation of the estimated recovery.  We had previously recognized a gain in the third quarter of 2006, which we have no reversed, resulting in no impact on our year-to-date operating results or book value.

Operating expenses for the fourth quarter ended December 31, 2006, were approximately 14 million higher than planned, primarily due to higher professional fees, mostly legal, related to the non sale process activities, sale process related costs that could not be capitalized, additional directors fees, and the costs associated with the office move from Windsor to London.  We view the vast majority of these expenses as one time in nature.

Collateral facilities expense of 70.1 million for the fourth quarter ended December 31, 2006 was 54.5 million higher than in the same period of 2005.  This increase is principally due to the securitization structures completed in the last year, and additional interest costs of approximately $4.5 million, resulting from the draw down of the stingray facility in August 2006.

Finally, we incurred increased financial guarantor costs of approximately $3 million in the fourth quarter due to the rating downgrades.  Income tax expense in the fourth quarter ended December 31, 2006 was 118.2 million, principally related to a $91 million valuation allowance, established on deferred tax assets.  The valuation allowance resulted from a specific tax claim strategy no longer available to the company.  As a brief reminder, there are several ways in which to support a gross deferred tax asset under FAS 109, namely, estimates of future taxable income, the reversal of gross deferred tax liabilities and tax planning strategies.

As mentioned in on previous calls, and in our SEC filings, although we projections of future taxable income, we are unable to utilize these projections, to support our deferred tax assets.  After adjusting for the impact of the reversal of deferred tax liabilities, we are left with tax claim strategies to support the remaining tax asset.  In order for a tax claiming strategy to be effective, it must be both prudent and feasible in accordance with FAS 109.

In terms of the tax planning strategy noted earlier, we have a deferred tax asset resulting from reserves, and a net operating loss, associated with the Orchni One (ph) organization.  In accordance with FAS 109, a portion of this gross deferred tax asset was historically supported by the reversal of deferred tax liabilities, within the carry forward period.  And the remaining portion was supported by a tax planning strategy.  A tax planning strategy involved our ability to request from the use of statutory accounting principles to GAAP in the filings with the South Carolina Department of Insurance.  This change would have eliminated the gross deferred tax asset, related to reserves in the net operating loss.

While the request would have effectively put the company back to the default method of accounting in South Carolina, it nevertheless, required the approval of the South Carolina Department of Insurance.  In prior periods, the company concluded that this tax planning strategy was both prudent and feasible.  During the second half of 2006, we formally requested the South Carolina Department of Insurance to approve such a change in our accounting basis.  However, last week, the South Carolina Department of Insurance indicated that or request for a change in accounting basis would not be granted.

Accordingly, our tax planning strategy was determined to no longer be prudent and feasible and we established a valuation allowance of 91 million in the fourth quarter of 2006.  In addition to income from reversing deferred tax liabilities, subsequent to the additional valuation allowance established this quarter, our gross deferred tax asset remains supported by a sole tax planning strategy relating to FAS 115 and management’s ability to retain certain securities with unrealized losses.

Subject to the net operating loss limitations imposed under section 382 associated with the change in control, which will be discussed more fully in our Form 10-K, to the extent we have taxable income in future periods, we may ultimately recognize some portion of this gross deferred tax asset.

That concludes my remarks regarding the significant factors impacting the quarter.  Following the earnings recorded during the year, I recognize that investors will want to know what the company’s future earnings power looks like, and what the projections are for 2007 and beyond.  We are not yet in a position to share these numbers, as our go forward business model will depend on ratings, capital structure, and organizational design that will only be finalized once the proposed transaction with MassMutual and Cerberus is completed.

Turning now to some other items of significance.  As you may recall from previous press releases, we successfully terminated our bank credit facility, which enabled us to move funds up stream to our ultimate holding company in order to repay the $115 million, senior convertible notes, which we did on December sixth.  As indicated as part of the announcement of the MassMutual, Cerberus transaction in late November, we are currently working on two liquidity facilities.  The first is a bridge loan of up to $100 million with Cerberus which will be effective shortly following the shareholder vote.  And will provide additional liquidity to the company up to the closing of the MassMutual, Cerberus transaction, is needed.

Now second, is a long term facility to fully fund up to the peak reserves in our 2005 and 2006 new business production.  We hope to close this facility, shortly after the closing of the MassMutual and Cerberus.  Upon the completion of this facility, we will have fully financed virtually all of our triple X (ph) business.

I would now like to turn the call back over to Paul who will provide an update with respect to the MassMutual and Cerberus transaction, the shareholder vote, and other matters related to the transaction announced in November.  Paul.

PAUL GOLDEAN:  Thank you, Dean.  As stated in the press release, distributed last evening on February 19, 2007, our Board of Directors unanimously approved an amendment to the Securities Purchase Agreement, whereby an additional indemnification was provided to MassMutual and Cerberus to address concerns regarding the impact of the fourth quarter results, and their continued review of our operations.

Let me quickly review with you the terms of the amendment, why it was negotiated and its impact on the extraordinary general meeting, and proxy solicitation process.

Under the terms of the amendment, we have agreed to indemnify MassMutual and Cerberus, an amount not to exceed $68.5 million with respect to adverse mortality experience in our in force ING block.  The measurement period for this indemnification is the earlier of three years from January 1, 2007, or the most recently ended calendar quarter, prior to the conversion of the convertible shares.

MassMutual and Cerberus must bring any claim for indemnification not more than 120 days after the end of this period.  As with the existing indemnification provisions in the security purchase agreement, we will settle any such indemnification obligation through the adjustment of the number of ordinary shares into which the convertible shares may be converted.  Also, as a reminder all indemnification matters will be submitted to the independent members of our Board of Directors.

It is very important to note, that although the additional indemnification relates specifically to mortality on the ING block, the concerns of MassMutual and Cerberus were not directly related to ING.  The indemnification provision was simply the most objective and measurable means of providing them with the protection they needed should our operating results becomes worse than expected.  We chose the ING block, due to its size, and the fact that it is an in force block.  In addition, we chose mortality as it is something that we regularly track very closely and is the most objective measure we could use.

The mechanics of this additional indemnity are similar to those provided for in the existing indemnification’s in the security purchase agreement.  And, if triggered, would result in adjustment to the conversion ratio on the convertible shares.  It is our Board of Directors belief that because of the additional indemnity would only result in additional adjustments to the conversion ratio in the event that mortality was worse than expected, and given the nature of the indemnity in light of the need to provide certainty of completing the transaction, the failure of which would require us to seek bankruptcy protection.  The amendment is fair to the company and in the best interest of the company and our shareholders.

In order to give our shareholders an opportunity to consider the amendment, we will circulate a supplement to our proxy statement, containing information about the amendment, on or about February 21, 2007.  And intend to adjourn (ph) the extraordinary general meeting originally planned for February 23, 2007 to March 2, 2007.  This extraordinary general meeting will be held at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda, 11 a.m.  local time.

Many investors and other stakeholders have asked us to report on the shareholder vote thus far, and I’d like to share with you our most recent indications of the vote.  Let me first state, however, shareholders have the right to change their vote up until the special meeting of shareholders.  So one can never be completely sure how shareholders will vote, but I can say that early reports indicate the vast majority of shareholders intend to approve the transaction.  It is important to note that these figures only partially include the shares from holders that rely on international shareholder services, or Glass Lewis, both of which has published reports recommending shareholders vote for the transaction.

We intend to work closely with our shareholders in the days remaining before the rescheduled special meeting on March 2, 2007, to provide further explanation of the transaction in an effort to secure the required votes for the transactions approval.  I stated several times, the Board of Directors has unanimously approved the transaction and remained convinced.  This transaction represents the best opportunity to deliver long term value to existing shareholders.

With respect to other closing requirements, we found the regulators to be very support of the transaction and filings to obtain approval are all ready well underway.  We do not anticipate there will be any difficulty obtaining the necessary regulatory approvals for this transaction.

I know all of you have thoroughly read our proxy dated January 19, with respect to the proposed MassMutual, Cerberus transaction.  However, I would like to summarize a few key points before concluding our prepared remarks.  First, the Board consulted extensively and over an extended period of time, with senior management and our external advisors, and considered a number of factors in reaching its decision to enter into the transaction with MassMutual and Cerberus.  This process included a very robust sales process, and also various financing alternatives, including the rights offering with existing shareholders.

Second, our inability to raise capital or other funds to meet our growing and significant liquidity needs, made it clear that we would not have the financial means to continue as a going concern, much past the second quarter of 2007.  Other uncertainties, such as potential calls for additional collateral could accelerate this liquidity situation.

Our liquidity situation is such that we may be forced to draw on the Cerberus bridge loan in the near future, in order to meet our obligations up to the closing, which is anticipated for the second quarter.

Without a transaction such as MassMutual and Cerberus further rating downgrades are certain.  The rating agencies have also indicated that simply raising additional capital would not result in an increase in our ratings.  This was a significant consideration in evaluating a potential rites offering.  An increase in our ratings is critical, not only in order to write new business, but more importantly, for us to be able to successfully complete financing facilities needed to meet our significant collateral and liquidity needs.

In summary, if the MassMutual, Cerberus transaction or a similar transaction is not completed in the very near term, the company will have no alternative but to seek protection under applicable bankruptcy and insolvency laws, almost immediately.  If you are a current shareholder, and haven’t voted all ready we strongly urge you to submit your vote.  Also, please keep in mind the lack of a vote or an abstention also count as a no for this transaction.

In closing my prepared remarks, let me say that 2006 was a difficult year for all of the stakeholders of Scottish Re and we thank you for your support during this turbulent period.  With the closing of the MassMutual, Cerberus transaction we look forward to returning our full attention of the company to our reinsurance business, so that we can regain our former stature as one of the industry’s leading participants, and by doing so deliver long term value to our shareholders.

Once again, thank you for your time this morning.  And Operator, that concludes our prepare remarks.

OPERATOR:  Thank you.  This does conclude today’s teleconference.  You may disconnect your lines at this time, and have a wonderful day.

END